UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2019

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Extension of Greenshoe Option

Pursuant to the Securities Purchase Agreement dated April 9, 2019, by and between the Safe-T Group Ltd. (the “Company”) and each of (i) Alpha Capital Anstalt (“Alpha”) and (ii) Anson Investments Master Fund LP (“Anson”) or collectively, the Lenders, each of the Lenders has a right until December 4, 2019, to purchase up to $3,000,000 of additional debentures on the same terms as the debentures issued under the Securities Purchase Agreement (the “Greenshoe Option”).

On August 30, 2019, Alpha exercised its Greenshoe Option in part, in connection with a convertible debenture in the principal amount of $400,000 of additional debentures convertible into the Company’s ADSs (the “Greenshoe Debentures”). The Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs.

On October 31, 2019, Alpha exercised its Greenshoe Option in part, in connection with a convertible debenture in the principal amount of $500,000 of additional Greenshoe Debentures. The Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The Greenshoe Debentures are convertible at $8.00, subject to adjustments. In addition, the lenders have a most favored nation right for a subsequent financing on better terms, for the term of the Debentures, such that the lenders may convert into the subsequent financing on a dollar-for-dollar basis.

On December 4, 2019, the Board of Directors of the Company resolved to approve an extension of the term of the remaining Greenshoe Option, until January 4, 2020.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File No. 333-233724) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: December 4, 2019

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